[JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]

March 1, 2006

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Jackson National Separate Account - I ("Registrant") of Jackson National Life Insurance Company
File No.: 811-08664

Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is a registration statement on Form N-4 (“Form N-4 Registration Statement”).

In accordance with Investment Company Act Rel. No. 13768 (Feb. 15, 1984), Registrant is requesting selective review. The prospectus contained in the Form N-4 Registration Statement is substantially similar to the prospectus contained in another registration statement on Form N-4 filed by Registrant (File Nos. 333-70472 and 811-08664) (the “Prior Filing”), except for the following:

•	Some of the charges are greater or lesser than in the Prior Filing, their durations and premium restrictions also may differ from the Prior Filing, and

•	A 4-year Shortened Withdrawal Charge Period option is offered instead of 3-year and 5-year Shortened Withdrawal Charge options.

We will provide the staff of the Commission a courtesy copy of the Form N-4 Registration Statement under separate cover that is marked to show all differences from the Prior Filing. We hope that the marked copy identifying material differences between this registration statement and the Prior Filing will permit the staff to grant selective review of this filing.

Upon receipt of comments, Registrant will prepare and file an amended Form N-4 Registration Statement that will include both responses to the staff’s comments and current financial statements. Registrant will also submit an acceleration request at that time.

In accordance with Rule 461 under the 1933 Act, the registrant and Jackson National Life Distributors, Inc., the registrant's principal underwriter, hereby reserve the ability to orally request acceleration of the effective date of the registration statement. The registrant and Jackson National Life Distributors, Inc. are aware of their respective obligations under the 1933 Act. If you have any questions, please call me at 517-367-4354 or Joan Boros at 202-965-8150.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee

Associate General Counsel